January 21, 2005
via U.S. mail

Charles G. Preble
President and Chief Executive Officer
Peru Copper Inc.
475 West Georgia Street, Suite 920
Vancouver, British Columbia
CANADA V6B 4M9


Re:  	Peru Copper Inc.
	Form F-1 filed December 22, 2004
 	File No. 333-121527

Dear Mr. Preble:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. We will need time to review all new disclosure, including all omitted exhibits such as the opinions of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.
3. We note that several exhibits required to be filed pursuant to
Item 601 of Regulation S-K were not filed and you have not indicated your intention to file such exhibits at a later date. The omitted exhibits are, for example, but not limited to, the employment agreements with your officers, the share option plan described in the prospectus, and the subscription and registration rights agreements entered into by U.S. purchasers of securities who acquired Units in
October 2004. Please ensure that you file all required exhibits with your next amendment. See Item 8 of Form F-1.

4. We note that 78.4 million shares are being offered by the selling securityholders and that "selling securityholders holding an aggregate of 47 million common shares" have agreed to a lock-up agreement with BMO Nesbitt. Disclose how many of those shares are included in the shares registered for resale and, if any are so included, describe the procedures in place to ensure that those shares are not sold prior to release by BMO Nesbitt. Address also any understandings or arrangements to release any of those shares prior to October 6, 2006.
5. Please ensure you include the information required by Item 9.D of
Form 20-F with respect to the selling stockholders in your next amendment.
6. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the information pertaining to the high and low exchange rates as of the last practicable date and for each month during the previous six months. See Item 4 of Form F-1;
Item 3.A.3 (a) and (b) of Form 20-F.

Prospectus Cover Page (inside cover)

7. Please update the status of your application for listing with the
American Stock Exchange.

8. Please remove the warnings on the inside front cover regarding the
U.S. and Canadian tax consequences of owning your securities and the difficulty of enforcing civil liabilities arising from such ownership under the U.S. federal securities laws. Rather, include this information in the appropriate section of your risk factors discussion.


Prospectus Summary, page 1

9. In the first sentence of the Summary, please state that the company is an exploration company. In addition, provide disclosure, in bold print, that informs investors of the fact that you have no commercially viable reserves, were incorporated in February 2004, and currently own only one option in connection with your exploration activities.

10. Please remove the second paragraph of the summary as it is repetitive of disclosure found in the first paragraph and of disclosure provided in subsequent disclosure at page 30.

11. You disclose that you conducted a diamond drilling program in 2003 and 2004. Please revise to include updated disclosure with respect to the results of such drilling program and your current plans for 2005 here and in the Business section of the prospectus.

12. Please consider including in the summary, a brief description of the equity financings you have entered since March 18, 2004 through the current period. The summary should:
* include a description of the initial recapitalization transaction involving Peru Copper Syndicate Ltd (Cayman);
* include a description of the conversion transactions involving the
Notes and special warrants that occurred concurrently with your initial public offering in October 2004; and,
* indicate which of the above referenced securities transactions are related to the current offering by the selling shareholders.

Summary Consolidated Financial Data, page 5

13. Please include a line item that delineates the net revenues for the periods indicated. See Item 3.A.2 of Form 20-F.

Risk Factors, page 6

14. Currently, the risk factor discussion fails to adequately convey the relative materiality of risks in connection with your operations and an investment in your company. For example, under "Risks Relating to Our Business and Industry," the risk factor titled "We are an exploration-stage company..." on page 8 and "We currently depend on a single mineral property..." on page 7 are seemingly more relevant to an investor than the risk factors that precede them. Please prioritize your risk factors by considering the relative level of materiality of the risk to your operations and to an investor.

15. Some of your risk factor headings and the risk factor discussion that follows, do not clearly delineate the risks involved. For example, but not limited to, "[A]dditional mining concessions...," on page 6, "We may not be able...," on page 7, and "Increases in taxes would increase our operating costs...," on page 13. Please revise the headings of these risk factors so that they specify the risk involved and revise the discussion in the risk factor so that you identify how the risk would materially and/or adversely impact your operations.

16. Please add a risk factor that discloses that you have experienced losses since your inception. Also, address, if true, that with no reserves currently, you expect to continue to experience losses as you have no revenues from operations that would offset such losses.

17. Please add a risk factor that addresses your possible treatment as a Passive Foreign Investment Company ("PFIC"). Discuss whether you believe that you have been or will be assessed by the IRS to be a passive foreign investment company and the adverse tax consequences to your shareholders that could result from this assessment.

18. Add a risk factor that addresses that you are subject to the "Penny Stock" Rules of the promulgated under Rule 15g-9 of the Securities Exchange Act of 1934 and that as a result, transactions in your stock may be made more cumbersome and may reduce the value of an investment in our stock.

19. Add a risk factor that summarizes the risks described in the section of the prospectus entitled "Limitation On Enforcement Of
Civil Judgments".

We may not be able to access sufficient water..., page 7

20. Clarify the extent to which the supply of water and electricity is "limited." Are there current or anticipate shortfalls in supply?

The copper supply industry is..., page 7

21. Expand this risk factor to identify the primary jurisdictions that are conducting investigations into the competitive practices in the copper concentrate market. Also, ensure that you provide a more in-depth discussion of the investigations in the Regulatory Matters section of the prospectus.

We are an exploration company..., page 8

22. As indicated in prior comments, given the relative materiality of this risk factor, ensure that it is moved to the beginning of the Risk Factor discussion. Additionally, remove the mitigating phrase in the last sentence in which you state "[i]t is not unusual in new mining operations to experience unexpected problems during the start up phase ..." Instead, clearly specify that such problems do occur at all stages of operations and indicate the adverse impact to your operations that result from such problems.

Our operations are subject to environmental...page 9

23. Please supplement the discussion in this risk factor by specifying your responsibilities and assumed liabilities under
Section 10.2 of the Toromocho Option Agreement, as amended. Also, reference the amount estimated by SVS Ingenieros S.A. as disclosed on page 42, in connection with possible remediation amounts.

   We may not be able to ..., page 10

24. If any further developments have occurred with respect to the request for conciliation, to the extent necessary, please provide updated disclosure here and in the Business section on page 45.

   Currency fluctuations may..., page 11

25. Disclose that your functional currency is the U.S. dollar.

We will require significant..., page 12

26. Please move the last sentence of this risk factor into a separate risk factor that addresses the dilutive impact that results from future issuances. Under the heading "Risks Relating to Our Common Shares and Warrants and the Trading Market", add a separate risk factor that informs investors of the terms of your Articles of Incorporation; specifically, the fact that you may issue an unlimited amount of common shares and preference shares and the potential adverse dilutive impact to investors as a result of subsequent issuances.

   We are subject to the risks..., page 12

27. Expand this risk factor to disclose, as an example of Peru`s political unrest, the recent uprising by a paramilitary group with nationalist goals, led by a former Peruvian army officer, in an attempt to oust Peruvian President Toledo in part for allegedly "selling out" Peru`s business interests to foreigners. See, for example, the Associated Press article dated January 10, 2005, entitled "Peru`s Interior Minister Resigns".

Use of Proceeds, page 15

28. Please disclose in this section, the estimated net amount of proceeds, broken down into each principal intended use thereof.
See
Item 4 and Item 3.C of Form 20-F for further guidance.


Capitalization, page 16

29. If there is a material change in the amount of indebtedness or outstanding securities, update the Capitalization Table so that it is of a date no earlier than 60 days prior to the date of the registration statement.

Recent Share Price History, page 17

31. Disclose when you first became listed on the Toronto Stock Exchange. Also, revise this section to provide all of the market price information (for example, quarterly and, if applicable, annual information) with respect to the common shares and warrants required by Form 20-F Item 9.A.4.

Exchange Rates, page 18

32. Please update the exchange rate information as of the most recent practicable date.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Business, page 21
   Results of Operations, page 22

33. Please revise the first sentence so that you clearly indicate that you have no mineral producing properties and thus, no revenues generated from any mineral properties.

34. Discuss the $1million "social fund contribution" listed in Note
10 to your financial statements.

Nine Months Ended, September 30, 2004
35. It does not appear that any of the expenses for the period ended
September 30, 2004, were spent on exploration activities. Please disclose this fact and provide disclosure in this section that explains the reasons for the absence of such expenditures during this period.
36. We note on page F-5 in the Consolidated Statement of Cash
Flows,
a line item for a processing fee.  Supplementally inform us of what
this fee consists of.  Additionally, consider disclosing how this item is related to your current operations and the reason for the increase from zero in the period ended December 31, 2003 to $41,337 for the period ended September 30, 2004.


Liquidity and Capital Resources, page 23

37. Please clarify and update the disclosure regarding your past financing transactions. For example, you reference the "Secondary Private Placement" of Notes that occurred concurrently with the recapitalization transaction in April 2004, yet, you do not explain what this was. Revise to explain, as done in the F-pages, that the
Secondary Private Placement allowed the selling securityholders to sell their Notes pursuant to the terms of the shareholders` agreement. Further, update the disclosure to indicate, as done on page F-13, that you currently have no Notes outstanding because all
Notes automatically converted into 12,728,570 common shares at the time of your IPO. Also indicate that the special warrants initially issued in March 2004, converted into 4,714,284 warrants, which remain outstanding.

38. Please clarify the statement that your ability to "avail [y]ourself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information." What are the future financing options and forward-looking statements you are referring to? Please revise your disclosure so that you clarify this statement.

39. Your disclosure regarding liquidity does not adequately
address
whether you have made any efforts to secure future financing, beyond
the 18 month time frame you specify in the disclosure.   Please
state
if you have or have not made any efforts to secure future financing.
See Item 5.B. of Form 20-F.

   Outlook and Capital Requirements, page 23

40. Please explain the term "validity rights" that appears in the second paragraph and specify the amount payable by the company in connection with such rights, by the company.

41. Please clarify that the payments made toward the Social Trust
Fund of Centromin and the Environmental Sanitation Fund of
Centromin
are in addition to the payments you are obligated to pay to Centromin in order to maintain the Toromocho Option in good standing.
Additionally, please indicate that should you fail to exercise the option, Centromin is not obligated to refund amounts previously paid.

42. Additionally, in the last paragraph in this section, you reference the two ways in which the company may exercise the Toromocho option, however, you do not disclose this information. Please revise so that you briefly disclose the options available to you with respect to exercise of the Toromocho option.


Related Party Transactions, page 25

43. Discuss whether each of the transactions is as fair as would have been obtained in an arm`s length transaction.

   Business, page 30
      Proposed Exploration and Development Program, page 40
		Phase 1 Work Program, page 40

44. Please update your disclosure in this section. Specifically, please state how much of the 44,000 meter targeted drilling goal you actually completed as of December 2004. In that regard, please update the disclosure regarding the necessary environmental permits required for further drilling, as disclosed on page 48.

   Legal Proceedings, page 45

45. Supplementally provide us with further clarification regarding the dispute to date, specifically any recent developments, and the reasons for your belief that under the circumstances, the claim by Natividad would not apply. Provide us with an explanation for the basis of your opinion, as disclosed on page 29, that the areas in dispute are not material to the development of the Toromocho Project.
In your explanation, please address the estimated dollar amount this potential claim would represent with respect to your operations (i.e.
settlement costs).

46. Supplementally inform us of whether or not you have engaged Peruvian legal counsel or if you intend to do so, based on the results of the initial conciliation attempt. Also, inform us of whether you believe similar claims may be made in the future by others who may have entered into prior contractual agreements with Centromin with respect to the concession area covered by the Toromocho Project. We may have further comments.

Regulatory Matters, page 46

General, page 46
47. Please provide an in-depth discussion concerning the worldwide antitrust investigations referenced in the Risk Factor section and indicate how such investigations could materially affect your business.

   Peruvian Regulatory Environment, page 46

48. Please revise this section so that you include a description of
the material impact of government regulations on the company`s business and indicate the regulatory body responsible for the
administration of the regulations listed in this section.   See
Item
4.B.8 of Form 20-F.

Stability Agreements, page 47

49. Given that you have not yet commenced any mining operations, it does not appear that the disclosure with respect to these agreements is applicable to you at this time. Please consider removing it or, at a minimum, clarify that you have not yet commenced operations but that it is your intention to enter into such agreements, if you ever do commence operations.

   Mine Closure and Remediation, page 48

50. Given that you do not own any mining operations at this time, it is not apparent that the Mine Closure Law applies to your operations at this time. Unless the mine closure laws are applicable to you at your current stage of development, consider revising the disclosure to state that the laws would be applicable to you to the extent you ever commenced operations.

   Workers Participation, page 48

51. Please supplement the disclosure regarding the workers participation expense so that an investor knows how this would be relevant to your specific operations. Currently, it is unclear why the 8% fee is charged and whether it is payable by companies under all circumstances. Identify whether you have paid this expense and the dollar amount of such an expense, either paid or due.

Management, page 49
	 Directors and Executive Officers, page 49

52. Please provide the business addresses of the named directors and senior management. See Item 1 of Form 20-F.

53. Rather than state that Mr. Lowell acted as a consultant for several companies "over the course of his career", please provide specific information, for the past five years, with respect to the positions he held and the dates during which he held such positions.
Further, supplementally inform us of the educational degree Chief Financial Officer, Mr. Findley, obtained from Roanoke College in Virginia and any other degrees he may have obtained since that time.


Executive Compensation, page 53

54. Please file the employment agreements you reference in this section as an exhibit to the registration statement. Additionally, supplementally confirm you have no other employment arrangements with any other officers of the company.
55. Disclose the total amount set aside or accrued by you to provide pension, retirement or similar benefits. See Form 20-F Item 6.B.

Related Party Transactions, page 58

56. Please disclose here, as indicated on F-11, the shareholder who provided the collateral for the letter of credit issued to Centromin in order to comply with the guarantee requirements specified in the
Toromocho Option Agreement.  See Item 7.b. of Form 20-F.
57. Supplementally provide the consulting agreements entered into between the company and Lowell Mineral Exploration and Pacific Source
Capital Ltd.

Selling Securityholders, page 70

58. Provide the information required by Item 9.D. of Form 20-F.

Description of Capital Stock and Certain Requirements of Canadian
Legislation, page 59
	Warrants, page 59

59. Disclose the total amount of common share purchase warrants outstanding and the number of common shares such warrants are convertible into.

Certain Income Tax Considerations, page 61

60. A U.S. investor is entitled to know of the material Canadian federal income tax consequences regarding the ownership and disposition of your securities and not just "certain income tax considerations". Revise the title and first sentence of this section accordingly.

In addition, an investor is also entitled to rely on the tax information provided in the registration statement since this information is required to be accurate and material. Therefore delete your disclaimer that "the following description of income tax matters is of a general nature only. . ." since it implies that an investor should not rely on this tax information when making an investment decision concerning your securities.


Our Status As a Passive Foreign Investment Company, page 64

61. Disclose whether you believe that the IRS would have treated you as a PFIC for 2003.

Limitation on Enforcement of Civil Judgments, page 73

62. Clarify whether there is doubt as to the enforceability in Canada in original actions or in actions for enforcement of U.S. court judgments of liabilities predicated upon the U.S. federal securities laws against you and your non-U.S. resident officers and directors.
See Regulation S-K Item 101(g).

Exhibits

63. As indicated at the commencement of this letter, please ensure you file all required exhibits pursuant to Item 601 of Regulation
S-K
with your next amendment.

Financial Statements

64. Please update the disclosure relating to the past financing transactions. For example, on page F-11, under "Share subscription", please revise to indicate the IPO has occurred and that the notes were converted into 1.1 common shares at such time.


65. Revise the page headings for the Notes to Financial Statements to indicate that the footnotes are as of December 31, 2003 and that all interim information after that date is unaudited.
Consents

66. A currently dated accountant`s consent should be filed with each amendment to the registration statement.


Engineering Comments
General

   Risks relating to our business and industry, page 6

67. In the fifth paragraph of page 8, you refer to" inferred resources". We note that "mineral resources" must have "reasonable prospects for economic extraction." We believe this means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" grade to segregate "resources" from just
"mineralization." Supplementally provide the cutoff grades used to delimit your tonnage estimates. Also, provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. If the resource estimates are not based on economic cutoffs, remove the estimates.

Mineral Resources, page 39

68. Since the cutoff grade concept is important to understanding the potential of your mineral properties, disclose a definition for the term "cutoff" that illuminates the fact that a "cutoff" grade or tenor is used to define a mineral resource that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Proposed Exploration and Development Plan, page 40

69. Expand your disclosure about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language.
* Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss their qualifications.

70. Please note for future filings. Canadian incorporated companies may disclose mineral reserve and mineral resource estimates that are not consistent with those defined in Industry Guide 7; however, they still must disclose reserve estimates consistent with Industry Guide
7and reconcile the two reserve estimates. Additionally, Canadian and
Industry Guide 7 definitions for mineral reserves are substantially different. The staff holds that:
* a "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7;
* a historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and,
* to meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

71. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "resources."
If
you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors -- The United States Securities
and
Exchange Commission permits U.S. mining companies, in their
filings
with the SEC, to disclose only those mineral deposits that a company
can economically and legally extract or produce. We use certain terms on this website (or press release), such as "inferred", "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our
Form   , File No.      , which may be secured from us, or from the
SEC`s website at http://www.sec.gov/edgar.shtml.


Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and
related
disclosures to John Weitzel, at (202) 942-1807, or in his absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. You may contact George K. Schuler, Mining Engineer, at (202) 824-5527
if you have questions regarding the engineering comments.

 	Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to the undersigned at (202) 942-1830. Please send all correspondence to us at the following ZIP code:
20549-0405.

        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director


cc: 	M.Duru
      K. Schuler
      J. Weitzel
      B. Stem

      via facsimile
      Christopher Schultz, Esq.
      (212) 957-3983 (facsimile)






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Peru Copper Inc.
January 21, 2005
page 14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE